August 03, 2006
Via EDGAR (Correspondence), Fax and Courier
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

RE:	Alcatel Form 20-F for the fiscal year ended December 31, 2005 Filed March 31, 2006 File No. 001-11130
Dear Mr. Spirgel:
I am writing in response to your comment letter dated August 1, 2006. For your ease of reference, your comments have been reproduced in this letter with the same numbering, followed by our responses.
Please note that this letter supplements our partial response in our letter dated August 1, 2005, addressing only your comment no 2. Please note further that we have revised the text of our response to such comment, in order to take into account the discussion yesterday evening among Messrs. Pacho, Washecka and Dugit-Pinat and Ms. Spitzer.
Consolidated Income Statements, page F-2
1 — We have considered the information you provided in response #1 of your June 22 and July 24 response letters, as well as the proposed expanded disclosure for Note 1 (p) on page 4 of your June 22 response. For the reasons described below, we continue to have concerns about your income statement presentation and the related policy disclosure.
While we understand the general rationale under IAS 1 for a subtotal within “income (loss) from operating activities”, it’s unclear what subset of operating activities is shown below your subtotal. What is the company’s policy for determining the items presented above and below the subtotal, and what are the defining features of those items?
We believe that the stated policy of classifying items “due to their nature, frequency, and/or materiality” would not allow an investor to understand why particular items have been shown below the subtotal, nor to understand how management will classify a particular item that arises in the future. We further note that investors are unlikely to understand the distinction between the “operating profit (loss)” and “income (loss) from operating activities” captions as the “operating profit (loss)” caption contains no information that distinguishes the attribute(s) it is intended to present.
Your responses indicate that the items below the subtotal are unusual, abnormal or infrequent, and thus have little predictive value per paragraph 28 of the IASB Framework. If that is your policy, it is unclear how certain of the items meet those conditions. In particular :
a.	share-based payment expense is recurring and appears to have predictive value. We also observe from Note 23 to the financial statements that share-based payment expense is attributable to the various functional expense captions shown prior to the subtotal, yet the share-based payment charge is classified after the subtotal.

b.	while the level of restructuring costs has varied, your responses indicate that the restructuring plans impact multiple years and are expected to recur in the future. Accordingly, they don’t appear to be unusual, abnormal or infrequent
We agree with your comment concerning the potential for confusion arising from the use of the denomination “operating profit”. We propose accordingly to rename this line item “Income (loss) from operating activities before restructuring, share-based payment, impairment of capitalized development costs and gain (loss) on disposal of consolidated entities”. We refer the Staff to our proposed amendment to our 2005 Form 20-F (see separate file attached).
As explained in our prior response, we decided to present a subtotal within “income (loss) from operating activities” in accordance with the CNC guidance that deals with the presentation of consolidated financial statements under IFRS (which was communicated by Mr. Danjou, the Chief Accountant of the AMF, the French regulator, to Ms. Erhardt) and pursuant to the requirements of paragraphs 83 and 84 of IAS 1. These paragraphs state : [emphasis added]
“83 — Additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance.
84 — Because the effects of an entity’s various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. Additional line items are included on the face of the income statement, and the descriptions used and the ordering of items are amended when this is necessary to explain the elements of financial performance. Factors to be considered include materiality and the nature and function of the components of income and expenses.”
Paragraphs 86 and 87 of IAS 1 also indicate : [emphasis added]
“86 — When items of income and expense are material, their nature and amount shall be disclosed separately.”
“87 — Circumstances that would give rise to the separate disclosure of items of income and expense include:
(a) write-downs of inventories to net realisable value or of property, plant and equipment to recoverable amount, as well as reversals of such write-downs;
(b) restructurings of the activities of an entity and reversals of any provisions for the costs of restructuring;
(c) disposals of items of property, plant and equipment;
(d) disposals of investments; (...)”
The lack of predictive value must therefore be assessed not only in terms of frequency, but also in terms of materiality, among other things.
We consider that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other. This analysis is compliant with what is said in paragraph 39 of the IASB framework, which states, in part :
“Users must be able to compare the financial statements of an entity through time in order to identify trends in its financial position and performance.”
The choice of the line items presented separately in the face of our income statement and below the subtotal has been made taking into account the fact that such items are well defined by IFRS and therefore objectively determined. It is particularly the case for restructuring, defined in IAS 37, paragraph 10, and share-based payments, clearly defined in IFRS 2.
We propose to clarify further our accounting policies in this area so that the text would now read as follows :
“Income (loss) from operating activities before restructuring, share-based payment, impairment of capitalized development costs and gain (loss) on disposal of consolidated entities exclude those elements that have little predictive value due to their nature, frequency and/or materiality. We consider that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other. This subtotal is the measure that is used internally to evaluate performance.
Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.
Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.”
We believe that restructuring costs meet the conditions mentioned above, due to their materiality and their nature, and that therefore they are to be presented separately as stated by IAS 1 paragraphs 86 and 87. We consider that to include these costs in the operating subtotal would hamper the understanding of the operating performance of the Group and would not be in compliance with the requirements of paragraphs 83 and 84 of IAS 1.
The presentation of restructuring costs below the subtotal will be even more relevant upon the merger between Lucent and Alcatel, as material restructuring actions will be taken that will materially impact our future results.
We recognize that arguably share-based payments might be considered as not being material or infrequent. We believe, however, that it was appropriate to show this item below our subtotal in 2005 since we were presenting such expense for the first time to investors, as no expense was recognized in our prior accounts under French GAAP, and since our main U.S. competitors have all chosen to apply APB 25 and are only disclosing this amount in their disclosure notes as required by FAS 123 in 2005. We therefore consider that it was relevant in 2005 to disclose this type of expense on a specific line item, in order to allow a better comparison of our operating performance with our main competitors in 2005.
This approach is compliant with the requirement of paragraph 39 of the IASB framework, which states, in part :
” (...) Users must also be able to compare the financial statements of different entities in order to evaluate their relative financial position, performance and changes in financial position.”
Further, we believe that an amendment of our 2005 consolidated income statement relating to the share-base payment line for purposes of the 2005 Form 20-F will have repercussions on our 2005 IFRS financial statements, which have already been published with such a presentation, not challenged by the AMF during their review. In effect, Mr Danjou has informed us that, if this amendment is made, our French Annual Report (“Document de Référence”) will have to be similarly amended, and we would then have to reflect the impact of the change in multiple pages of our French Annual Report.

In view of the above, we would propose that the share-based payment line item remain as is for 2005. On the other hand, we consider that it will be appropriate to classify our share-based payments by function when we issue our 2006 IFRS consolidated financial statements, as opposed to on a specific line item, as our investors will have gotten used to this new concept, and as our main U.S. competitors will then apply FAS 123 (R) and will be comparable to entities publishing consolidated financial statements in accordance with IFRS. We will reclassify accordingly the share-based payments of the comparative preceding periods and, as a consequence, we will rename the sub-total caption as follows: “Income (loss) from operating activities before restructuring costs, impairment of capitalized development costs and gain (loss) on disposal of consolidated entities”.
Note 4 — Information by business segment and by geographical segment, page F-26
2 — We refer to your response to comment 2. Please tell us in more detail why you believe that you cannot make a reasonable allocation of your share-based payments and restructuring costs to your business segments. As part of your response, please address why you are able to allocate the salaries of your employees to your business segments on a reasonable basis but not the share-based payments and restructuring costs.
As explained in our prior response, we have chosen not to allocate some expenses by business segment for internal financial reporting purposes. However, some of these expenses can be allocated to business segments on a reasonable basis, as they relate to a single business segment. This is the case for the capital gain on disposal of consolidated entities accounted for in 2005 and the impairment on capitalized development costs recorded in 2004, and as we mentioned in our prior response, we propose to amend accordingly our disclosure on the information by business segment in our 2005 Form 20-F.
On the other hand, we considered that there is no reasonable basis to allocate by business segment the other expenses not allocated for internal financial reporting purposes (i.e. restructuring costs and share-based payments) and that these expenses therefore have to be excluded from the segment result, in accordance with IAS 14 paragraphs 16 and 18.
In reaching this conclusion, we took into consideration the following facts and patterns :
•	A material part of restructuring expenses are related to employees whose time is shared among different segments, and allocation of these expenses is arbitrary and cannot be considered reliable;

•	Some non-monetary restructuring expenses, such as impairment charges on property, plant and equipment, cannot be reliably allocated, as they relate to corporate buildings;

•	Expenses related to onerous contracts such as leasing commitments on leasehold vacant properties cannot be easily and reliably allocated;

•	Share-based payments are mainly related to corporate functions and are made in a significant proportion to employees working for several segments. Allocation of such payments by business segment is arbitrary and can be considered as controversial, depending of the allocation keys used. We deal with the same allocation issue when allocating the salaries of these employees. However, as the portion of salary costs relating to corporate functions is minor when compared to the total company’s salary costs, we feel comfortable making such allocation. In view of the significant portion of share-base payments relating to corporate functions, we do not feel comfortable taking the same approach with respect to such expenses.
If you consider that the reasons given above are not sufficient to justify our view that the allocation of these expenses to the business segments is unreliable, we are ready to amend our disclosure to effect such allocation (see separate file attached). The allocation has been made as reasonably as possible taking into consideration all relevant information available.

We thank you in advance for your prompt attention to this matter, and reiterate that we very much appreciate the Staff’s efforts in trying to help us meet our tight timetable.

Sincerely. /S/ JEAN-PASCAL BEAUFRET Jean-Pascal Beaufret Chief Financial Officer

cc:	Carlos Pacho Senior Assistant Chief Accountant

PROPOSED FURTHER AMENDMENTS TO ALCATEL’S 2005 ANNUAL REPORT ON FORM 20-F
In response to your question 1 in your letter of August 1, 2006, page 1
We will rename the sub-total “Operating profit” as “Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities” in the following pages of the 2005 annual report on Form 20-F :
•	Page 2 — Selected financial data;

•	Page 27 — Consolidated Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004;

•	Pages 28 to 29 — Results of Operations by Business Segment for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004;

•	Page F-2 — Consolidated Income statements;

•	Page F-17 — note (p);

•	Pages F-27 to F-29 — Note 4 — Information by business segment and by geographical segment ;

•	Page F-36 — Note 10 Discontinued operations;

•	Page F-48 — Note 16 (d) Aggregated financial information for joint ventures;

•	Page F-67 — Note 25 Pensions;

•	Page F-75 — Note 27 (b) Provisions;

•	Pages F-91 to F-93 — Note 37 Quarterly Information;

•	Page F-97 — Reconciliation of 2004 net income;

•	Page F-110 — Income statement 2004 — Reclassification; and

•	Pages F-115 to F-118 — Reconciliation of Q1, Q2, Q3 and Q4-2004 net income (loss).
We will modify our accounting policies as follows :
“p/ ~~Operating profit (loss) and iI~~ncome (loss) from operating activities
Income (loss) from operating activities before restructuring, share-based payment, impairment of capitalized development costs and gain (loss) on disposal of consolidated entities exclude those elements that have little predictive value due to their nature, frequency and/or materiality. We consider that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other. This subtotal is the measure that is used internally to evaluate performance. Income (loss) from operating activities ~~Operating profit (loss)~~ includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids and capital gains (losses) from the disposal of intangible assets and property, plant and equipment and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality~~. Income (loss) from operating activities includes operating profit (loss), restructuring costs (see note 1l), share-based payments (stock option plans and stock purchase plans), capital gains (losses) from the disposal of shares in consolidated or proportionately consolidated subsidiaries (not eligible to be accounted for as a discontinued operation under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”) and all other elements of operating activity whose inclusion in the operating profit (loss) would hamper an understanding of the Group’s operating performance (notably for the case of impairment of development costs capitalized in 2004).~~
Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.”

1

In response to your question 2 in your letter of August 1, 2006, page 1
Information by business segment — page F-27 and F28
(a) Information by business segment

	Fixed	Mobile	Private		Total
	Communi-	Commu-	Communi-	Other	Elimina-	Group
	cations	nications	cations		tions

2005
Revenues
— segments	5,213	4,096	3,918	3	(95)	13,135
— between segments	(15)	(7)	(73)	--	95	--

Total — Revenues	5,198	4,089	3,845	3	--	13,135

~~Operating profit (loss)~~ Income (loss) from operating activities before restructuring, share-based payments and capital gain on disposal of consolidated entities	579	436	274	(100)	—	1,189
Share-based payments	(18)	(12)	(22)	(17)	-	(69)
Restructuring costs	(27)	(2)	(54)	(27)	-	(110)
Capital gain on disposal of consolidated entities	—	—	129	—	—	129

Income (loss) from operating activities	534	422	327	(144)		1,139

Depreciation and amortization (tangible and intangible assets)	137	213	150	81	—	581
Provisions made (reversed) included in operating profit (loss)*	(34)	128	53	—	—	147
Share in net income (losses) of equity affiliates	—	—	—	(14)	—	(14)
Capital expenditures (tangible and intangible assets)	160	269	140	69	—	638
Net tangible assets	271	197	286	357	—	1,111
Shares in equity affiliates	—	—	—	606	—	606
Operating assets (assets included in operating working capital)**	2,154	2,062	1,688	30	—	5,934
Operating liabilities (liabilities included in operating working capital)***	(1,898)	(1,696)	(2,036)	(22)	—	(5,652)

2

	Fixed	Mobile	Private		Total
	Communi-	Commu-	Communi-	Other	Elimina-	Group
	cations	nications	cations		tions

2004
Revenues
— segments	5,125	3,313	3,946	13	(153)	12,244
— between segments	(40)	(9)	(104)	--	153	--

Total — Revenues	5,085	3,304	3,842	13	--	12,244

~~Operating profit (loss)~~ Income (loss) from operating activities before restructuring, share-based payments and impairment of capitalized development costs	576	418	267	(82)	—	1,179
Share-based payments	(19)	(9)	(18)	(14)	-	(60)
Restructuring costs	(91)	(46)	(54)	(133)	-	(324)
Impairment of capitalized development costs	(88)	-	-	-	-	(88)

Income (loss) from operating activities	378	363	195	(229)	—	707

Depreciation and amortization (tangible and intangible assets)	146	153	146	100	—	545
Provisions made (reversed) included in operating profit (loss)*	69	(138)	(6)	—	—	(75)
Share in net income (losses) of equity affiliates	—	—	—	(61)	—	(61)
Capital expenditures (tangible and intangible assets)	163	208	143	65	—	579
Net tangible assets	325	159	297	314	—	1,095
Shares in equity affiliates	—	—	—	604	—	604
Operating assets (assets included in operating working capital)**	1,770	1,613	1,533	7	—	4,923
Operating liabilities (liabilities included in operating working capital)***	(1,781)	(1,412)	(2,023)	(40)	—	(5,256)

*	Provisions for product sales (see note 27), impairment losses on inventories and work in progress and customer receivables (including those recorded in amounts due from/to customers on construction contracts, see note 18).

**	Operating assets comprise inventories and work in progress and customer receivables (including those recorded in amounts due from/to customers on construction contracts) and advances and progress payments. These captions are presented in note 18.

***	Operating liabilities comprise trade payables and related accounts, customers’ deposits and advances and provisions for product sales (including those provisions recorded in amounts due from/to customers on construction contracts). These captions are presented in notes 18 and 27.

3